Exhibit 99.5

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F1 STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2011

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1
PART 2	DISCLOSURE OF RESERVES DATA	None - Not Included
PART 3	PRICING ASSUMPTIONS	None - Not Included
PART 4	CHANGES IN RESERVES & FUTURE NET REVENUE	None - Not Included
PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - Not Included
PART 6	OTHER OIL AND GAS INFORMATION	Page 1

Form 51-101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	None - Not Included
Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1	DATE OF STATEMENT

Item 1.1	Relevant Dates

1.	The date of this report and statement is: October 28, 2011.

2.	The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: June 30, 2011.

3.	The date of preparation the information provided herein is: October 24, 2011.

PART 6	OTHER OIL AND GAS INFORMATION

Item 6.1	Oil and Gas Properties and Wells

The Company’s important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1.	Bengara-II Block Oil & Gas Property
	Property Name:	Bengara-II Block PSC Contract Area
	Company’s Interest:	18% share holding in PSC Contractor Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”)
	Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
	Contract Area:	Remaining after 1st scheduled relinquishment on report date: 364,900 hectares.
	Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
	Contract Term:	Ten years exploration + additional 20 years production from 4 Dec 1997.
	Operator:	Company's 18% owned subsidiary CGB2.
	Exploration Wells:	Four drilled by Operator to date of this report.
	Development Wells:	None drilled by Operator to date of this report.
	Producing Wells:	None drilled by Operator to date of this report.
	Plant & Equipment:	None.
	Surface Facilities:	None.

2011 Fm51-101F1 Continental Energy Corp. Page 1 of 3

Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

Item 6.2	Properties With No Attributed Reserves

1.	The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	Property	At FYE June 30, 2011	At this Report Date
Indonesia	Bengara-II Block	364,900 hectares	364,900 hectares

2.	The net area or area of the Company’s oil and gas properties net to the Company’s participating interest in them, by country and property, are:

Country	Property	At FYE June 30, 2011	At this Report Date
Indonesia	Bengara-II Block	65,682 hectares	65,682 hectares

3.

The Company’s oil and gas property is held under a production sharing contract arrangement between the Company’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and the Government of the Republic of Indonesia which obliges CGB2 to undertake specific exploration or development work on the properties. The nature, schedule and amount of the Company’s commitments on its exploration property is summarized below.

(a)	Bengara-II Block Oil & Gas Property

As of the date of this report CGB2’s Bengara-II PSC work commitment, which totalled US$ 25,000,000 or the drilling 4 exploration wells before 4 December 2007, has been met in full. CGB2 has until December 4, 2011 to file with the Indonesian authorities, a plan of development for the first of any oil or gas developments within the Bengara-II PSC; which upon approval, shall hold the Bengara-II PSC for its full 30 year term until 4 December 2027. However, due to chronic delays to 3D seismic field operations during the 2009, 2010, and 2011, CGB2 has applied for a two year extension of time until December 4, 2013 to file the plan of development. At report time this request had not yet been approved by the Indonesian governmental authorities.

Item 6.6	Costs Incurred

The net costs incurred by the Company attributable to its oil and gas properties interests during the Company’s most recently completed financial year ended June 30, 2011, by country, by property and by category of expenditure, are:

(a)	New Property Acquisition Costs:

  Indonesia – Properties with Proved Reserves: None

  Indonesia – Properties with No Proved Reserves: None

(b)	Existing Property Exploration Costs:

  Indonesia – CGB2 and the Bengara-II Block - US$ 515.00

(c)	Existing Property Development Costs:

  Indonesia – Bengara-II Block - None

Item 6.7	Exploration and Development Activities

1.	The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2011 by country and well classification, are:

  Indonesia – Completed Exploration Wells: None

  Indonesia – Completed Development Wells: None

2.

The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2011, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

2011 Fm51-101F1 Continental Energy Corp. Page 2 of 3

  Indonesia – Exploration Wells Completed as Dry Holes: None

  Indonesia – Exploration Wells Completed as Oil or Gas Wells: None

  Indonesia – Development Wells Completed as Producers: None

3.	The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

  Indonesia - The Company's 18% owned Indonesian operating subsidiary, CGB2, drilled 4 exploration wells in the Bengara-II Block during fiscal 2008.

a)

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program was completed in the first quarter of fiscal 2012. The full original 3D program of 178 square kilometers (120 km2 full fold) was recorded. Computer processing of the entire 3D program was also completed. Interpretation of the 3D dataset has begun and is expected to be completed by end November 2011.

b)

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording. Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program are now over 85% completed. Field operations are expected to complete and cease by end November 2011. Computer processing of the 2D program is expected to be completed by year end 2011.

c)

The Company expects that CGB2 will drill 2 wells in the Bengara-II Block during fiscal 2012. The first of these will be the Muara Makapan-2 an appraisal well targeted on the gas and condensate discovered at Muara Makapan-1 well. The second will be an exploration well drilled on a target identified from interpretation of new seismic completed in 2011.

d)	The Company also expects to seek new oil and gas exploration and production properties in Indonesia and elsewhere in SE Asia during fiscal year 2012.

Form 51-101F2
The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3
The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

---oOo---

2011 Fm51-101F1 Continental Energy Corp. Page 3 of 3